February 26, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Hemp Naturals, Inc.

Form 1-A/A

Filed February 25, 2016

File No. 024-10523

To the men and women of the SEC:

Acceleration Request:

We, Hemp Naturals, Inc., (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above captioned Registration Statement qualified at the requested date of March 1, 2015 at 4 PM Eastern Standard Time.

In connection with this request, the Company acknowledges that:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 26, 2016

/s/ Levi Jacobson

Levi Jacobson

President, Chief Executive Officer, Chief Financial Officer, Director